June 16, 2005

Mail Stop 4569

By U.S. Mail and facsimile to (650) 494-0792

Mr. Kirk Sanford
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road
Las Vegas, NV  89120

      Re:	Global Cash Access Holdings, Inc.
      Registration Statement on Form S-1
      Filed on May 26, 2005
		File Number 333-123514

Dear Mr. Sanford:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 9
Certain providers upon whom we are dependent are under common control with M&C..., page 15
1. We note your response to prior comment number 8. In addition to providers, please include all entities upon which you depend, including customers or suppliers, and disclose those entities which are affiliates. Refer to Rule 405. Also, refer the investor to the section where you discuss "Certain Relationships and Related Transactions."

Certain Relationships and Related Transactions, page 90
2. As previously requested, please state the terms of the Senior
Secured Credit Facilities.  By "terms," we mean financial terms.

Principal and Selling Stockholders, page 103
3. We note your response to prior comment number 20. As previously requested, please identify the selling shareholders that are affiliates of broker-dealers, and, if true, include in the filing the last sentence of your response.

Principal and Selling Stockholders, pages 104-5
4. We note your response to prior comment number 21; however, we did not see you disclose the natural persons requested by the comment. Please revise to state the identity of the natural persons.
5. As previously requested, for all persons that are not public companies (or subsidiaries of public companies), please identify the natural persons who are the beneficial owners.

Exhibit 5.1
6. We do not see that your legal opinion covers the judicial decisions on Delaware corporate law. Please revise.
7. Please delete the phrase "and in accordance with the resolution adopted by the Board of Directors of the Company."

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paul Cline at (202) 551-3581 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at
(202) 551-3698 with any other questions.


      						Sincerely,


									Mark Webb
									Legal Branch Chief

cc:	Paul L. Lion, III, Esq.
	Justin L. Bastian, Esq.
	Morrison & Foerster LLP
	755 Page Mill Road
	Palo Alto, CA  94304-1018